United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Caesarstone Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M 20598 104

(CUSIP Number)

Mr. Dori Brown

4 Berkowitz Street

Museum Tower, 11th Floor

Tel Aviv, Israel 64238

972 3 609 3525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13D	Page 1 of 12 Pages

1	Names of Reporting Persons Tene Growth Capital III (G.P.) Company Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 14,029,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,589,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,029,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.7%
14	Type of Reporting Person CO

CUSIP No. M 20598 104	13D	Page 2 of 12 Pages

1	Names of Reporting Persons Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 14,029,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,589,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,029,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.7%
14	Type of Reporting Person PN

CUSIP No. M 20598 104	13D	Page 3 of 12 Pages

1	Names of Reporting Persons Tene Investments in Projects 2016 Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 14,029,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,589,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,029,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.7%
14	Type of Reporting Person PN

CUSIP No. M 20598 104	13D	Page 4 of 12 Pages

1	Names of Reporting Persons Dr. Ariel Halperin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 14,029,494
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,589,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,029,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.7%
14	Type of Reporting Person IN

CUSIP No. M 20598 104	13D	Page 5 of 12 Pages

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Statement on Schedule 13D filed by Tene Growth Capital III (G.P.) Company Ltd.; Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership; Tene Investments in Projects 2016 Limited Partnership (the “Record Holder”); and Dr. Ariel Halperin (“Dr. Halperin” and, together with the Record Holder, the “Reporting Persons”), with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2016 (the “Schedule 13D”), relating to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

From December 6, 2018, through December 14, 2018, the Record Holder purchased a total of 137,362 Ordinary Shares in a series of open-market transactions for aggregate consideration of $2,003,063.78. The funds used for the purchase of the Ordinary Shares by the Record Holder were derived from capital contributions from its limited partners.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the following:

Shareholders Agreement

On September 18, 2023, Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”) entered into an agreement (the “Shareholders Agreement”) with the Record Holder, Tene Growth Capital III PFF, L.P., and Tene Growth Capital III PFF (Parallel), L.P. (collectively, “Tene”, and together with Mifalei Sdot-Yam, the “Parties”), which addresses certain matters relating to the power to vote and dispose of the 10,440,000 Ordinary Shares held by Mifalei Sdot-Yam and the 3,589,494 Ordinary Shares held by the Record Holder (as detailed below).

Term. The Shareholders Agreement became effective upon signing on September 18, 2023, and will remain in effect until September 1, 2026. The Shareholders Agreement replaces in its entirety an existing agreement between the Parties, dated September 5, 2016 (as amended February 20, 2018, and May 13, 2018, the “Term Sheet”), which terminated upon the signing of the Shareholders Agreement.

Cooperation. The Parties agree to conduct regular meetings to consult and review, in their capacity as shareholders, the Issuer’s affairs, performance and future plans, subject to confidentiality obligations and applicable law requirements.

Voting at General Meetings. Prior to a general meeting of shareholders, the Parties shall consult with each other on the matters of the meeting agenda in order to agree on the manner of vote on each agenda item. In the event the Parties are unable to agree on any item, then Mifalei

CUSIP No. M 20598 104	13D	Page 6 of 12 Pages

Sdot-Yam shall decide on the manner of voting and the Parties shall vote their respective shares at the general meeting in accordance with Mifalei Sdot-Yam’s voting instructions; provided, however, that so long as Tene holds more than 3% of the issued and outstanding share capital of the Issuer, then Tene shall have the right to obligate Mifalei Sdot-Yam to vote against an agenda proposal if it relates to one of the following matters:

•	an amendment to the Articles of Association;

•	the issuance or offering of shares or other securities of the Issuer;

•	a combination, split, distribution, cancellation, decrease or increase of the Issuer’s share capital;

•	the sale of all or a substantial portion of the Issuer’s shares or assets; and

•	a merger or transaction resulting in (i) the Issuer going private or (ii) the Parties no longer being the Issuer’s largest shareholders.

In addition, each of Mifalei Sdot-Yam and Tene shall be entitled to vote separately in any manner with respect to the appointment, replacement or terms of compensation of the Issuer’s Chief Executive Officer.

Board of Directors. The Parties shall use their best efforts as shareholders to ensure that, during the term of the Shareholders Agreement, the Issuer’s Board of Directors (the “Board”) shall include not more than nine directors, consisting of (i) four directors nominated by the Parties (three by Mifalei Sdot-Yam and one by Tene), (ii) two external directors and (iii) three independent directors; provided, however, that in the first general meeting in which director elections are voted upon (the “First General Meeting”), the Parties shall vote to elect the director nominees already recommended by the Board’s Nominating Committee.

The Parties shall also use their best efforts to enable each of Mifalei Sdot-Yam and Tene to appoint an observer to the Board.

Tene agrees that upon the signing of the Shareholders Agreement one of the incumbent directors it nominated shall be replaced by a Mifalei Sdot-Yam nominee to be agreed between the Parties, to serve as an alternate director in accordance with applicable law and the Issuer’s Articles of Association (an “Alternate Director”), until the First General Meeting.

In the event Tene holds less than 3% of the issued and outstanding share capital of the Issuer, then the director nominated by Tene shall be replaced by an Alternate Director nominated by Mifalei Sdot-Yam from a list of nominees that was agreed by the Parties at the time the Shareholders Agreement was signed (the “List”) for a period ending on the earlier of (i) 60 days (after which time the director may resign) and (ii) the date of a general meeting for the election of directors, and thereafter Tene shall vote all its shares for the election of four directors nominated by Mifalei Sdot-Yam.

CUSIP No. M 20598 104	13D	Page 7 of 12 Pages

In addition, at the end of the term of the Shareholders Agreement, the director nominated by Tene shall be replaced by an Alternate Director nominated by Mifalei Sdot-Yam from the List for a period ending on the earlier of (i) 60 days (after which time the director may resign) and (ii) the date of a general meeting for the election of directors.

Chairperson of the Board. The Parties agree that Dr. Ariel Halperin shall continue to serve as the Chairperson of the Board until June 30, 2024, at which time the parties shall, in their capacity as shareholders, act to appoint Mr. David Reis (who is nominated by the Board’s Nominating Committee to be elected at the upcoming First General Meeting as an independent director), as the new Chairperson. Tene agrees to support Mr. Reis’s continued role as Chairperson so long as Mifalei Sdot-Yam is in favor of such appointment, and to support Mifalei Sdot-Yam in replacing Mr. Reis if so determined by Mifalei Sdot-Yam.

In the event Mr. Reis’s appointment does not become effective, or Mifalei Sdot-Yam is interested in replacing Mr. Reis, or Mr. Reis does not continue as Chairperson throughout the term for any reason, the Parties shall, in their capacity as shareholders, act to appoint as a chairperson, a nominee suggested by Mifalei Sdot-Yam and agreed by the Parties , and in the event the Parties are unable to agree, a nominee suggested by Mifalei Sdot-Yam from the List.

External Directors/Independent Directors. In the event that Mifalei Sdot-Yam elects to replace one of the independent directors and/or the term of office of one of the independent directors or external director ends, the Parties shall, in their capacity as shareholders, act to appoint as an external director and/or independent director, a nominee suggested by Mifalei Sdot-Yam and agreed by the Parties, and in the event the Parties are unable to agree, a nominee suggested by Mifalei Sdot-Yam from the List.

Board Committees. Subject to applicable law requirements the Parties shall use their best efforts to enable that, one director nominated by Mifalei Sdot-Yam shall serve on each Board committee, and, to the extent possible, also one director nominated by Tene.

Sale of Shares by the Parties. Tene shall notify Mifalei Sdot-Yam at least three months prior to any transfer or sale by Tene of shares of the Issuer, including the number of shares it proposes to transfer or sell.

Any transfer or sale of shares of the Issuer by Tene shall be subject to a right of first offer in favor of Mifalei Sdot-Yam, subject to the terms of the Shareholders Agreement. In addition, in the event Tene acts to sell the shares of the Issuer by distribution on a stock exchange, then Tene shall use its best efforts to enable Mifalei Sdot-Yam to participate as a purchaser in such distribution, and to purchase such amount as elected by Mifalei Sdot-Yam.

Any transfer or sale of shares of the Issuer by Mifalei Sdot-Yam shall be subject to Tene’s tag-along right based on the Parties’ pro-rata holdings (except if the sale would result in the Parties holding less than 25% of the issued and outstanding share capital of the Issuer, in which case Tene may sell the lesser of (i) all its shares and (ii) such amount of shares included in the sale), all subject to the terms of the Shareholders Agreement.

Notwithstanding anything to the contrary above, each Party shall be entitled to sell on Nasdaq pursuant to Rule 144 or otherwise up to 1,000,000 Ordinary Shares during the term of the Shareholders Agreement without being subject to Mifalei Sdot-Yam’s right of first offer or Tene’s tag-along right, as applicable.

CUSIP No. M 20598 104	13D	Page 8 of 12 Pages

Termination of Certain Rights. In the event Tene sells during the term of the Shareholders Agreement more than 3% of the issued and outstanding share capital of the Issuer without providing Mifalei Sdot-Yam its right of first offer, then without derogating from rights of Mifalei Sdot-Yam resulting from such breach, effective from such date:

•	Tene’s tag-along right shall terminate;

•

all rights of Tene to require the Parties to vote in a certain manner at general meetings shall generally terminate, with the exception of Mifalei Sdot-Yam’s obligation to vote against an agenda proposal for a going-private transaction (if so instructed by Tene), and Tene shall be obligated to agree and vote for the election of any nominee of Mifalei Sdot-Yam for a position of director, Chairperson of the Board, including any external director or independent director.

In such event, Mifalei Sdot-Yam shall also have the right to enter into a voting and/or shareholders agreement with a third party, and terminate the Shareholders Agreement; provided that (i) if the third party purchases Ordinary Shares from Mifalei Sdot-Yam or from the public, then Tene shall have a put option to cause Mifalei Sdot-Yam or the third party to purchase all of its shares of the Issuer on the same terms, and such put option shall be reflected in Mifalei Sdot-Yam’s agreement with the third party, with Tene identified as a third-party beneficiary; and (ii) if the third party receives an issuance of shares from the Issuer and such issuance to the third party is presented to a vote at the general meeting, Mifalei Sdot-Yam shall only be entitled to vote in favor of such transaction if it is supported by Tene and/or Tene has been granted a put option to sell all of its shares of the Issuer to Mifalei Sdot-Yam and/or the third party on the same terms as the share issuance to the third party.

Registration Rights. The Parties shall use their best efforts to cause the Issuer to sign a new registration rights agreement with the Parties reflecting similar terms to those included in the previous registration rights agreement dated July 21, 2011, as amended September 19, 2017.

The Call Option. The call option granted by Mifalei Sdot-Yam to the Record Holder pursuant to the Term Sheet was not extended by the Shareholders Agreement and expired pursuant to its terms on September 9, 2023.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. M 20598 104	13D	Page 9 of 12 Pages

Subject to the Shareholders Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Dr. Halperin in his position as Chairperson of the Board, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 34,511,391 Ordinary Shares outstanding as of March 10, 2023, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 15, 2023.

CUSIP No. M 20598 104	13D	Page 10 of 12 Pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tene Growth Capital III (G.P.) Company Ltd.	14,029,494	40.7%	0	14,029,494	0	3,589,494
Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership	14,029,494	40.7%	0	14,029,494	0	3,589,494
Tene Investments in Projects 2016 Limited Partnership	14,029,494	40.7%	0	14,029,494	0	3,589,494
Dr. Ariel Halperin	14,029,494	40.7%	0	14,029,494	0	3,589,494

The Record Holder holds 3,589,494 Ordinary Shares of record. Pursuant to the Shareholders Agreement, the Record Holder also shares the right to direct the voting of 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam.

Dr. Halperin is the sole director of Tene III and the major shareholder of Tene III and Tene III Projects. Tene III is the general partner of Tene III Projects, which is the general partner of the Record Holder. As such, each of them may be deemed to share beneficial ownership of the Ordinary Shares held of record by the Record Holder. Each such entity or person disclaims any such beneficial ownership.

(c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Ordinary Shares.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Shareholders Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

CUSIP No. M 20598 104	13D	Page 11 of 12 Pages

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented by the following:

Exhibit Number	Description

4	Shareholders Agreement, dated as of September 18, 2023, by and among Mifalei Sdot-Yam Agricultural Cooperative Society Ltd., Tene Investment in Projects 2016, L.P., Tene Growth Capital III PFF, L.P., and Tene Growth Capital III PFF (Parallel), L.P.

CUSIP No. M 20598 104	13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2023

Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin

By:	/s/ Dori Brown

Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin

By:	/s/ Dori Brown

Tene Investments in Projects 2016 Limited Partnership,

by its general partner, Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin

By:	/s/ Dori Brown

Dr. Ariel Halperin

By:	/s/ Ariel Halperin